[Koor Letterhead]
                                                                       EXHIBIT A

                                                                     May 4, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

          Re: Immediate Report - Koor Industries Ltd. (NO. 29/2000) Company No. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On April 27, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 24,786 for a total sum of 8,641,326.70 NIS. (the closing price of said shares on this day was 34,950)

Further on April 30, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 9,515 for a total sum of 3,389,775.40 NIS. (the closing price of said shares on this day was 35,670)

Further on May 1, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 7,311 for a total sum of 2,600,356.20 NIS. (the closing price of said shares on this day was 35,760)

Further on May 2, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of
0.001 NIS per share) of Koor. The total shares acquired this day were 2,737 for a total sum of 995,345 NIS. (the closing price of said shares on this day was 36,370)

Further on May 3, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 13,117 for a total sum of 4,794,132.60 NIS. (the closing price of said shares on this day was 36,420)

2. As stated, Koor acquired a total of 57,466 ordinary shares, which represent 0.3% of its issued share capital.

                                        Yours sincerely,

                                        Shlomo Heller, Adv.
                                        Legal Counsel